

Renewables, Inc.
(the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception Period Ended December 31, 2024

TABLE OF CONTENTS





RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Renewables, Inc. Management

We have reviewed the accompanying financial statements of Renewables Inc. (the Company) which comprise the balance sheet as of inception - December 31, 2024 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 27, 2025

RENEWABLES, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024
ASSETS		
Current Asset:		
Cash and Cash Equivalents	$	4,076
Total Current Asset		4,076
Non-Current Assets:		
Right of Use Asset	$	150,285
Fixed Asset, net		4,842
Total Non-Current Assets		155,127
TOTAL ASSETS	$	159,203
LIABILITIES AND EQUITY		
Current Liabilities:		
Accrued Expenses	$	9,439
Operating Lease Liability-ST		103,862
Total Current Liabilities	$	113,301
Non-current Liability:		
Operating Lease Liability-LT		46,423
Total Non-current Liability		46,423
TOTAL LIABILITIES	$	159,724
EQUITY		
Common Stock	$	209,474
Accumulated Deficit		(209,995)
TOTAL EQUITY	$	(521)
TOTAL LIABILITIES AND EQUITY	$	159,203

See Accompanying Notes to these Unaudited Financial Statements

RENEWABLES, INC.
STATEMENT OF OPERATIONS

PERIOD ENDED DECEMBER 31,		2024
Revenues		
Sales	$	-
Cost of Goods Sold		-
Gross Profit	$	-
Operating Expenses		
Advertising and Marketing	$	25,223
Payroll Expenses		14,872
General and Administrative		35,566
Operating Lease Expense		66,075
Research and Development		67,484
Depreciation Expense		58
Total Operating Expenses		**209,278**
Total Loss from Operations	$	**(209,278)**
Other Income (Expense)		
Interest Expense	$	(717)
Total Other Income (Expense)		**(717)**
Net Income (Loss)	$	**(209,995)**

See Accompanying Notes to these Unaudited Financial Statements

RENEWABLES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	(Deficit)	Equity
Beginning balance at 7/11/24	-	-	-	-
Issuance of Common Stock	20,000	209,474	-	209,474
Net income (loss)	-	-	(209,995)	(209,995)
Ending balance at 12/31/24	20,000	209,474	(209,995)	(521)

See Accompanying Notes to these Unaudited Financial Statements

RENEWABLES, INC.
STATEMENT OF CASH FLOWS

PERIOD ENDED DECEMBER 31,		2024
OPERATING ACTIVITIES		
Net Loss	$	(209,995)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Depreciation Expense		58
Increase in Accrued Expense		9,439
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		9,497
Net Cash used in Operating Activities	$	(200,498)
INVESTING ACTIVITIES		
Purchase of Fixed Assets	$	(4,900)
Net Cash used in Investing Activities	$	(4,900)
FINANCING ACTIVITIES		
Issuance of Common Stock		209,474
Net Cash provided by Financing Activities	$	209,474
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	4,076
Cash at end of period	$	4,076

Supplemental Disclosures of Cash Flow Information:

	Cash paid during the year for:	
	Interest	-
	Income taxes	-

Supplemental Disclosures of NonCash Investing and Financing Activities

ROU asset of $196,823 recognized during the year through operating lease arrangement

See Accompanying Notes to these Unaudited Financial Statements

Renewables, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Renewables, Inc. (the "Company") was incorporated on July 11, 2024, in the State of California. The Company was formed to design, develop, and manufacture the electric 2-wheel tractor (e2T), a solar-electric, zero-emission, low-maintenance mini tractor intended for small-scale farms.

The Company's business model focuses on providing sustainable and affordable farming solutions through clean energy technology. Initial operations are based in California, with plans to expand across North America and eventually into global markets. The Company is currently in its pre-revenue stage, primarily engaged in product development, prototype design, and capital-raising activities.

In 2025, the Company plans to launch a Regulation Crowdfunding (Reg CF) campaign to raise capital to complete the development and commercialization of the e2T product line, establish early production capabilities, and support marketing and operational expansion.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

_____

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *Fair Value Measurements and Disclosures* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $4,076 in cash as of December 31, 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

_____

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2024
Equipment	7	4,900
Less Accumulated Depreciation		(58)
Totals		4,842

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is currently pre-revenue and has not yet entered into any customer contracts. The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Upon commencement of operations, the Company expects to generate revenues from the sale of electric 2-wheel tractors (e2T) and related accessories or components. The Company's payments are anticipated to be received upon delivery or in accordance with the terms of customer agreements. The Company's primary performance obligation will be to deliver the e2T product to customers in accordance with agreed-upon specifications and terms of sale.

Advertising and Marketing Expense

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

_____

General and Administrative

General and administrative expenses consist of contractor fees, professional services, office expenses, rent, utilities, and other miscellaneous operating costs incurred to support the Company's day-to-day business operations and corporate functions.

Research and Development Expense

Research and development costs were expensed as incurred. These costs primarily relate to design and testing activities for the Company's e2T project. As the project remained in the research phase and had not yet reached technological feasibility, no amounts were capitalized.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024
Net Operating Loss Carryforwards	-
Accrued Expenses	-
Depreciation (difference in methods/timing)	(881)
Other Temporary Differences	2,817
Gross Deferred Tax Asset	**1,936**
Less: Valuation Allowance	(1,936)
Net Deferred Tax Asset (Liability)	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As the Company was incorporated and commenced operations during 2024, it is in its first year of operations and therefore has no net operating loss (NOL) carryforwards from prior periods, as this will be the first tax year filed.

_____

Components of Income Tax Expense (Benefit)

The components of the Company's income tax provision for the year ended December 31, 2024, are summarized as follows:

Component	2024
Current tax expense	-
Deferred tax expense (benefit)	1,936
Valuation Allowance	(1,936)
Net Deferred Tax Asset (Liability)	-

Income Taxes Paid

During 2024, the Company paid no income taxes to federal or state jurisdictions.

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024	
	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(21,486)	21.00%
State taxes, net of federal benefit	(9,044)	8.84%
Permanent differences	(10,751)	10.51%
Change in Valuation Allowance	-	-
Other	-	-
Total Income Tax Expense (benefit)	(41,281)	40.35%

Explanation of Significant Reconciling Items:

The difference between the U.S. federal statutory income tax rate and the Company's effective income tax rate for the year ended December 31, 2024, primarily relates to the impact of state income taxes, permanent nondeductible expenses, and the valuation allowance recorded against deferred tax assets.

As the Company incurred a pretax loss during the year and does not yet have sufficient evidence of future taxable income, no deferred tax benefit has been recognized, and a full valuation allowance has been maintained.

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2024.

_____

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transaction requires disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company entered into an operating lease for a warehouse and building in June 2024 with a two-year term and monthly payments of $9,439. Further details of the lease are as follows:

	2024
Lease expense	
Operating lease expense	66,075
Total	66,075
Other Information	
Operating cash flows from operating leases	56,636
ROU assets obtained in exchange for new operating lease liabilities	196,823
Weighted-average remaining lease term in years for operating leases in years	1.4
Weighted-average discount rate for operating leases	10%
Maturity Analysis	Operating
2025-12	113,272
2026-12	47,197
2027-12	-
Thereafter	-
Total undiscounted cash flows	160,468
Less: present value discount	(10,183)
Total lease liabilities	150,285

_____

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any other outstanding debts, such as notes payable, long-term borrowings, or obligations to financial institutions for the reporting period. As of December 31, 2024, the Company's liabilities include accrued expenses and the operating lease obligations, which are detailed in Note 4.

NOTE 6 – EQUITY

As of December 31, 2024, the Company was authorized to issue 20,000 shares of no-par-value common stock, all of which were issued and outstanding.

Each share of common stock entitles the holder to one vote on all matters submitted to shareholders. The common stock carries no preemptive, conversion, or redemption rights.

Dividends, if declared by the Board of Directors, would be paid proportionately to all holders of common stock. No dividends have been declared or paid since the Company's inception.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 27, 2025, the date these financial statements were available to be issued.

On June 26, 2025, the Company filed an Amendment to its Articles of Incorporation with the California Secretary of State to increase its authorized capital stock to 10,000,000 shares of common stock with a par value of $0.0001 per share. Simultaneously with the effectiveness of this amendment, the Company effected a 350-for-1 stock split, whereby each share of common stock issued and outstanding immediately prior to the amendment was converted into 350 fully paid and nonassessable shares of common stock.

In October 2025, the Company received a loan of $26,000 from Arby Bernt, a manager of the Company.

RENEWABLES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

RENEWABLES, INC.

TABLE OF CONTENTS





BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Independent Auditors' Report

To the Board of Directors and Members
Renewables, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Renewables, Inc., which comprise the balance sheet as of December 31, 2025, and the related statement of operation and stockholders' equity, and cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Renewables, Inc. as of December 31, 2025, and the results of its operations and its cashflow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Renewables, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Renewables, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Renewables, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt Renewables, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BAS Partners LLC

Pembroke Pines, Florida
April 30, 2026

2

RENEWABLES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2025

		2025
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$	101,642
Total Current Assets		101,642
Right of Use Asset		46,423
Property and Equipment		51,808
TOTAL ASSETS	$	**199,873**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payables and Accrued Liabilities	$	-
Operating lease liability		46,423
Total Current Assets		-
Due to Related Party		50,000
TOTAL LIABILITIES		50,000
SHAREHOLDERS' EQUITY		
Stock		
Additional Paid in Capital		333,441
Accumulated Deficit		(183,568)
Total Shareholders' Equity		149,873
TOTAL LIABILITIES AND EQUITY	$	**199,873**

The accompanying notes are an integral part of these financial statements.

RENEWABLES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

		2025
Revenue	$	15,208
Operating Expenses		
Salaries and Wages		221,877
Advertising and Marketing		47,396
Office Expense		103,833
General and Administrative		203,702
Other operating expense		104,826
Total Operating Expenses		681,634
Loss from Operations		(666,426)
(Other Income) Expense		
Other Income		(5,815)
Total Other Income		(5,815)
Loss before taxes		(660,611)
Provision for Income Tax Expense/(Benefit)		-
Net Loss	$	**(660,611)**

The accompanying notes are an integral part of these financial statements.

RENEWABLES, INC.
STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Retained Earnings	Total Shareholders' Equity
Ending Balance 12/31/2024	20,000	$ 20,000	$ 189,474	$ (189,995)	$ (521)
Prior Period Adjustment				667,038	667,038
Issue of Share Capital	-	-	143,967	-	143,967
Net income (loss)	-	-	-	(660,611)	(660,611)
Ending Balance 12/31/2025	20,000	$ 20,000	$ 333,441	$ (183,568)	$ 149,873

The accompanying notes are an integral part of these financial statements.

RENEWABLES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

	2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (660,611)
Prior period adjustment	667,038
Adjustments to Reconcile Net Income Loss to Net Cash Used in Operating Activities:	
Accounts Payables and Accrued Liabilities	(9,439)
NET CASH USED IN OPERATING ACTIVITIES	(3,012)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Property and Equipment	(46,966)
NET CASH USED IN INVESTING ACTIVITIES	(46,966)
CASH FLOWS FROM FINANCING ACTIVITIES	
Due to related Party	50,000
Payment of loan	(46,423)
Proceeds from Share Capital	143,967
NET CASH PROVIDED BY FINANCING ACTIVITIES	147,544
CHANGE IN CASH AND CASH EQUIVALENTS	97,566
Cash and Cash Equivalents - Beginning of Year	4,076
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 101,642

The accompanying notes are an integral part of these financial statements.

NOTE 1 –DESCRIPTION OF BUSINESS

Renewables, Inc. (the "Company") was incorporated on July 11, 2024, in the State of California. The Company was formed to design, develop, and manufacture the electric 2-wheel tractor (e2T), a solar-electric, zero-emission, low-maintenance mini tractor intended for small-scale farms.

The Company's business model focuses on providing sustainable and affordable farming solutions through clean energy technology. Initial operations are based in California, with plans to expand across North America and eventually into global markets. The Company is currently in its pre-revenue stage, primarily engaged in product development, prototype design, and capital-raising activities..

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. The Company recognizes revenue related to sales of products: point in time.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets in accordance with **ASC 360**.

Expenditures for maintenance and repairs are charged to expense as incurred, while major improvements that extend the useful life of an asset are capitalized.

Estimated Useful Lives

Asset Category	Useful Life
Machinery & equipment	3–7 years
Leasehold improvements	Lesser of lease term or 5–10 years
Furniture & fixtures	5–7 years
Computer equipment & software	3–5 years

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2025, through April 30, 2026, the issuance date of the financial statements.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

  I.   quoted prices for similar assets or liabilities in active markets;
  II. quoted prices for identical or similar assets in markets that are not active;

  III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

  IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.